January 2, 2020

Yongsheng Liu
Chief Executive Officer
Wealthbridge Acquisition Limited
Flat A, 6/F, Block A
Tonnochy Towers
No. 272 Jaffe Road
Wanchai, Hong Kong

       Re: Wealthbridge Acquisition Limited
           Preliminary Proxy Statement on Schedule 14A
           Filed December 6, 2019
           File No. 001-38799

Dear Mr. Liu:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Summary of the Proxy Statement, page 8

1. Please provide organizational charts of Wealthbridge and Scienjoy before and after the business combination to clarify the current ownership of Scienjoy and the ownership of the company following the transaction. Disclose that you expect to be a controlled company under the Nasdaq Stock Market Rules because Lavacano will control more than
      50% of the voting power of your outstanding capital stock. Also, disclose that if you are deemed to be a foreign private issuer under Rule 3b-4 of the Exchange Act following the transaction, you plan to adopt a dual-class share structure that will result in further concentration of Lavacano's control over the company. Provide cross-references to the corresponding risk factors on pages 56 and 57, as well as a new risk factor that addresses the disclosure and reporting requirements (e.g., no requirement to comply with the proxy
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Wealthbridge Acquisition Limited
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         rules) and the exemptions from certain Nasdaq corporate governance rules that are available to a foreign private issuer and whether you intend to use them.
2. You state that the Share Exchange Agreement provides that the minimum remaining amount in your trust account is no less than $10,000,000 after giving effect to payments to redeeming shareholders. Please disclose the maximum redemption amount that you have calculated for the purpose of complying with such provision, and describe what may happen if shareholder redemptions exceed such amount. In this regard, you disclose on page 108 that you may need to obtain additional equity or debt financing if you become obligated to redeem a significant number of your public shares upon completion of the business combination.
Risk Factors, page 17

3. You disclose that Scienjoy's business objective includes expanding its business into overseas markets in Southeast Asia, the Middle East, and South America. Please provide a risk factor addressing the material business, regulatory, and economic risks in expanding its business outside China. Also, briefly explain the nature and scope of the Chinese government's Belt and Road Initiative and the risks and limitations related to the company's plan to align its geographic expansion strategy with such initiative.
4. To the extent your Second Amended and Restated Memorandum and Articles of
         Association will contain anti-takeover provisions that materially limit the rights of holders of your ordinary shares, please provide a risk factor that describes those limitations. In this regard, we note your existing memorandum and articles of association provide for the separation of your board of directors into two classes.
Scienjoy relies on its mobile application and PC application to provide services . . ., page 29

5. You disclose that the Showself Live Streaming mobile application, which you characterize as Scienjoy's most popular platform in terms of registered users and revenue, was once removed by Apple's App Store for unknown reasons and that such incident caused a significant decrease in the number of downloads and had a material adverse impact on Scienjoy's business and results of operations. Please contextualize this disclosure by providing the date of removal and length of the suspension. To the extent material, disclose the quantitative financial impact on the company. Key performance metrics used by Scienjoy, such as QAUs, paying users, ARPPU and paying ratio, may overstate the number . . ., page 32

6. You state that each of your three primary platforms has its own mobile application.
         Please discuss whether registered users are required to separately register for each platform and, if so, how this impacts the total number of registered users, active users and paying users and whether these users are counted more than once for purposes of calculating these metrics. To the extent that a user is registered or has been active on more than one platform, please disclose how you measure unique users. Yongsheng Liu
FirstName LastNameYongsheng Liu
Wealthbridge Acquisition Limited
Comapany2020
January 2, NameWealthbridge Acquisition Limited
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The Business Combination Proposal
Wealthbridge's Board's Reasons for the Approval of the Business Combination, page 70

7. You state that no reports as to the valuation of Scienjoy were produced by any of your advisors. You, however, also state that your board of directors received information from your legal and financial advisors prior to reaching the decision to approve the Share
         Exchange Agreement and the transaction. Please explain why the information that you received from your financial advisor does not qualify as a report, opinion, or appraisal that is materially related to the transaction. Refer to Item 14(b)(6) of
Schedule 14A and Item
         1015(b) of Regulation M-A.
8. You disclose that your management team and board of directors recommended approval of the business combination, in part, because Scienjoy compares favorably to three publicly traded Chinese live streaming platforms (HUYA, DouYu, and YY) in terms of user scale and economics and that the pro forma equity market value of the post-
         combination company, assuming no redemptions, will represent a substantial discount to the equity market values of HUYA and DouYu. Please disclose whether the board also considered the differences between Scienjoy and HUYA and DouYu in connection with this analysis. For example, we note that HUYA and DouYu are companies with greater revenue and a greater number of registered users, active users, and paying users. We also note that HUYA and DouYu are primarily focused on the game live streaming market, which may not necessarily be comparable to the show live streaming market.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Scienjoy Inc.
Key Factors Affecting Scienjoy's Results of Operations, page 130

9. You stress the importance of user retention and engagement to Scienjoy's business. Please tell us whether management of Scienjoy measures the operating performance of the business in terms of active user retention and/or engagement, such as average daily time spent on the platforms. If so, please provide those metrics for each period presented and describe how they are calculated.
Revenue, page 133

10. Please tell us why you do not provide revenue recognized from each of your three primary platforms (i.e., Showself Live, Lehai Live, and Haixiu Live). Consider disclosing the total number of paying users and by each of these three platforms.
Revenue Recognition, page 138

11. You disclose that in the case of time-based virtual items, live streaming revenue is recognized over the fixed period on a straight line basis. Please disclose the fixed period or term. In addition, describe the nature or type of virtual items that are time-based.
         Explain why recognizing revenue on a straight-line basis is appropriate. Please also
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Wealthbridge Acquisition Limited
Comapany2020
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         address the application of ASC 606 upon adoption. We refer you to ASC 606-10-25-27 and 30.
12. Please clarify the definition of "recharge" to describe when virtual currency are purchased. Clarify how you account for any fees paid to or retained by third-party platforms or distributors. Provide support for how each fee or charge is presented and indicate why these fees are not reported as a reduction of revenue. In addition, describe how you account for virtual currency purchased in advance and resold by sale agents.
         Describe the payment terms of distributor receivables and describe incentives or concessions provided. In this regard, we note that distributor receivables are significant.
Liquidity and Capital Resources, page 141

13. You disclose that as of June 30, 2019, Scienjoy had RMB93.617 million in cash and cash equivalents that was deposited with major financial institutions located in the PRC.
         Please disclose the material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities.
         In addition, please disclose the amount of cash and cash equivalents held at the third party platform fund accounts. Tell us how you assess credit risk for these accounts.
Directors, Executive Officers, Executive Compensation and Corporate Governance Directors and Executive Officers After the Business Combination, page 156

14. For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of the business and structure of the post-combination company.
Certain Transactions, page 160

15. Please clarify that Jining Li's relationship with Keen Nice Communications and Star Jet
         Co. is the basis on which those parties are deemed to be related parties.
ORGANIZATION AND PRINCIPAL ACTIVITIES
(b) Reorganization, page F-38

16. Please provide your analysis that supports accounting for the reorganization as combination of companies under common control. Provide a table that shows the ownership interest in the companies before and after the reorganization.
(c) Organization, page F-39

17. Please include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. We refer you to ASC 810-10-50-5A.d.
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Wealthbridge Acquisition Limited
January 2, 2020
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SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(c) Foreign Currency, page F-44

18. Clarify why you utilize the US dollar for convenience translation while the company's functional currency is the US dollar.
General

19. You state in the forepart that the proxy statement contains information and statistics related to China's economy and its entertainment live streaming industry that derive from various publications issued by market research companies and PRC governmental entities. Please identify each source of information and statistics cited in the proxy statement by disclosing the name of the author as well as the title and date of the publication. In this regard, we note your references to a Frost & Sullivan industry report and a YIGUAN data report. Please also clarify whether these reports, or any other reports, were commissioned by Wealthbridge or Scienjoy for use in connection with this proxy statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at (202)
551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameYongsheng Liu
                                                           Division of
Corporation Finance
Comapany NameWealthbridge Acquisition Limited
                                                           Office of Technology
January 2, 2020 Page 5
cc:       Giovanni Caruso
FirstName LastName